UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-51682
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HIGHBURY FINANCIAL INC.
(Exact name of registrant as specified in its charter)
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999 18th Street, Suite 3000, Denver, CO 80202
Tel: (303) 357-4802
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
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Common Stock, par value $0.0001 per share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)
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None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

       Approximate number of holders of record as of the certification or notice date: 1 (one) holder of record of the Common Stock and 0 (zero) holders of record of the Preferred Stock Purchase Rights.

Pursuant to the requirements of the Securities Exchange Act of 1934, Highbury Financial Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 15, 2010	By:	/s/ R. Bradley Forth
	Name:	R. Bradley Forth
	Title:	Executive Vice President, Chief Executive Officer and Secretary